Filed by Discovery Communications, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Scripps Networks Interactive, Inc.

Commission File No.: 001-34004

Set forth below are excerpts from the Bank of America Merrill Lynch Media, Communications & Entertainment Conference held on September 8, 2017, which excerpts relate to the proposed business combination of Discovery Communications Inc. and Scripps Networks Interactive, Inc. announced on July 31, 2017:

EXCERPT 1:

JESSICA JEAN REIF COHEN: Having been in this role for several months, what are your initial observations in terms of the company’s growth potential? And can you talk about what your priorities are over the next 12 months?

GUNNAR WIEDENFELS: Sure. There were 2 main reasons why I joined Discovery. Number one is I was super excited about the brand, the fact that we’re looking at a portfolio of very strong IP, which the company controls, literally, on a global basis across platforms. And number two, I was very excitement about the management team. Very passionate, committed people that are, in addition to that, also fun to work with. And I’m even more excited about both points now having been with the company for a couple of months. Clearly, it’s been an intense start with the transaction coming up. And I think that clearly lays out the priorities going forward. Needless to say, the industry is changing and we have a very strong position in our traditional TV business. We’ve made some very good first steps in sort of emerging business models and we got to accelerate the pace at which we pivot towards a broader, content-focused company that super-serves our passionate fan groups on a global basis. That’s the key priority. The Scripps transaction, obviously, is a big topic. It’s going to help us on that journey. But obviously, that’s going to require a lot of attention going forward where we continue to believe the deal is going to close early next year and we can’t wait to get our hands on it.

EXCERPT 2:

GUNNAR WIEDENFELS: Outside the U.S. We just, as you may have seen, got deals in Europe and the U.K. with Amazon, and in Germany with Amazon. There’s additional demand and there’s so much evidence for me that people want our content. And one thing to keep in mind is if we look at the U.S. landscape, we are on some of the bundles like PlayStation Vue, DIRECTV NOW, and we’re not on others. It’s always important to keep in mind what’s the driving forces behind that. Clearly, you named Hulu as an example. There’s a shareholder structure behind that. They, obviously, had a primary interest to get their own products distributed, et cetera. So again, I think over time, the consumers’ taste is going to determine what those bundles will look like, and I’m very confident the Scripps acquisition should hopefully give us some additional tailwind here because we’re expanding the portfolio which we have today, which is already a very strong portfolio with passionate brands, and the Scripps portfolio is going to add to that in a positive way. I’m convinced.

JESSICA JEAN REIF COHEN: So great segue. So the Scripps deal is transformative for Discovery, boosting scale in the U.S., extending the company into important lifestyle genres and further leveraging your platform to drive distribution of compelling media brands around the world. And that’s just to name a few of the things from Scripps. What updates can you provide on the transaction in terms of timelines? You just said early next year, is that what you said?

GUNNAR WIEDENFELS: Yes. So early next year is what we currently believe is the closing timeline. You might have seen in the press that we just got our financing locked and loaded. Just priced the final sterling issuance this morning. We’re very happy with the demand that we have seen. So from the a financing side, we’re ready. It’s now the regular regulatory process. Early 2018, we should be good to go.

JESSICA JEAN REIF COHEN: Right, great. That $350 million in cost synergies seems fairly low. I mean, it’s less than 10% of pro forma costs excluding programming. Can you give us any color on how you view this target?

GUNNAR WIEDENFELS: Yes. So obviously, we want to guide conservatively. That’s how we came up with the $350 million. As you say, 10% of the cost base outside of programming and marketing is not a large number. If you consider that we’re looking at a case of intra-market consolidation, we’re literally putting together 2 companies with a similar footprint. So I’m very confident we’ll be able to not only deliver but hopefully over deliver on that number. Let me also make one comment on how we look at that transaction. It was interesting, we got a lot of pitches from consulting firms who want to support us, and they were talking about the integration. That’s only one piece for me. We really look at this as a transformation. We’re going to look at Discovery, we’re going to look at Scripps. Both companies have their specific strengths, and we’ll pick and choose what works best. But we will also use this opportunity to really think about how would we design a $35 billion media company that is fit for the next decade or so. And that’s a very, very exciting opportunity. And again, there’s a lot of synergy potential on the cost side. That’s what’s mainly driving the $350 million. We also believe that there’s revenue upsides which we haven’t even factored in yet.

JESSICA JEAN REIF COHEN: We’ll come to that in like one second. But one of the obvious areas of synergy appears to be international. Scripps has an infrastructure but it looks like they’re breakeven at best excluding TVN. Poland accounts for most, if not all, of the reported EBITDA in the international segment. What can you do to rightsize the combined business?

GUNNAR WIEDENFELS: Well, look, that’s — as I say, we you look at 2 companies with very specific strengths and spikes, and I would say that one of our strengths as Discovery is that international footprint. We have been in those markets for many, many years. And whilst Scripps has made some progress, it just takes time and it’s not easy to sort of ramp up an international operation like that. You got to have people, the talent and the market. You got to build the relationships with distribution partners, with advertisers, agencies, understanding the regulatory environment. And then there’s also the shelf space issue, of course. So it’s — we have very big advantage as Discovery because we know all those markets. We’ve been there for many, many years. And our international team can’t wait to get their hands on the Scripps content. And clearly, there is a bit of a redundance in the cost structure as well, so it’s going to be a cost and a top line synergy.

JESSICA JEAN REIF COHEN: Right. And then something that you just alluded to a second ago is revenue. Could you talk directionally or qualitatively about revenue upside? You said you’re not making any projections, but it’s hard — except for international, possibly, it’s really — it’s not obvious. When you get the higher rate increases, it’s just not obvious.

GUNNAR WIEDENFELS: Yes. So I mean, revenue synergies are always sort of a bit of a difficult topic in terms of communication, et cetera, because most of you would probably discount it anyway. But so the way we look at it is, we clearly have that very obvious international synergy, right, and that’s literally 2 — actually 3 different layers of synergy. Number one is already today, our country managers internationally just pick from the great content pool that we have, all the output that the U.S. portfolio generates, and they pick what works best for the networks internationally. That pool is just going to be a lot larger going forward. Number two is we can look at some of our less well-performing networks internationally and flip them into Scripps brand — Scripps-branded networks. And number three is we do believe that across the portfolio, we might have the position in some markets to actually launch additional networks on top of what we already have. So there’s a lot of revenue upside there from my perspective. In the U.S., again, it’s a bit more difficult to model, but the original feedback that we have received from advertisers and from agencies since the deal was announced has been very positive, and we believe that we will be able to make great offers in the advertising market that are going to allow advertisers to make — get very efficient access to, especially female targets.

JESSICA JEAN REIF COHEN: And it strengthens your demographics, for sure.

GUNNAR WIEDENFELS: Exactly. Exactly. We’ve got a very nice position in the female demo. And we’re reaching — the combined portfolio reaches 20% of all ad-supported cable.

JESSICA JEAN REIF COHEN: Right. Just hefty scale. Does it make sense to continue operating all standalone channels under the Discovery and Scripps portfolios today? Or is consolidation streamlining possible? For example, what you did recently with Velocity, merging it with The Enthusiast Network, it sounds incredibly interesting and value-additive. As David has often said, Discovery needs to service the viewer. Where else can you do that? And if you can’t, will you let some of the channels just die?

GUNNAR WIEDENFELS: Well, look, number one, I can’t remind people often enough that 85% of our economics are driven by the top 6 networks, right, and that’s an important point to keep in mind. And indeed, I love that Velocity motor trend example that you just gave because that, from my perspective, could be a very good pilot or sort of a template blueprint for how we could handle those smaller networks. All of our brands are about passionate, super fan target groups. It’s not — we’re not operating a portfolio of broad, general entertainment type of content. We’re operating well-targeted super fan populations, and Motor Trend is a great addition to our portfolio. It’s a very successful OTT offering. They’re generating more than 10 million unique users a month. They have a respectable installed base of SVOD subscribers as well. And by combining that with our Velocity network, we’re really going to put the content first and super serve this segment independent of the platform. And yes, that can be a blueprint of what the evolution for some of the smaller but very spiky passionate offerings could be.

JESSICA JEAN REIF COHEN: Well, maybe this is kind of the same — similar just to how you answer that, but how transformative will Scripps be to your digital and OTT strategy?

GUNNAR WIEDENFELS: I think it will be very transformative. If you look at what we have achieved on the digital side and what Scripps has achieved from the digital side, it’s now a pretty sizable and pretty interesting joint portfolio. Between what we do with Group Nine and what Scripps does on their digital and mobile first offerings, we’re going to be looking at 7 billion-plus video views a month. That’s a massive volume. I’ve personally been down at Knoxville to look at their digital studio operations down there. It’s very, very impressive, very creative team, massive output of true digital-first content at very attractive economics. And I can’t wait to sort of leverage that production factory more and create additional output also for our brands there.

JESSICA JEAN REIF COHEN: You have a nice playground. The pro forma company will be levered at about 4.8x at close. How comfortable are you with this amount of debt and your ability to delever below 3.5x? I mean, it’s really been a long time since we’ve seen in this space like a levered equity return. Just that hasn’t happened in media for a while. But once you get to this target, which I think is 2 years, how do you think of it? I guess, that’s the first question. And then once you get there, how do you think about capital returns?

GUNNAR WIEDENFELS: Sure. So one of the first things that I did when I came in was sort of challenge and test that leverage target range. And we ran multiple scenarios. And the fact of the matter is the company, Discovery standalone, but even more so the combined company with Scripps, just generates so much cash flow that I’m absolutely comfortable with that leverage for the time being. We clearly do want to maintain investment grade. That’s why we have to find this 3 to 3.5x ratio. It’s going to take 2 years or less to get down to that level. We’ve structured the financing in a way that we have some short-term pre-payable debt which allows us to delever. And we’ve structured the rest in a way where I think we’re looking at an 11.5 average maturity for the debt structure so that we don’t create any relevant refinancing events moving forward. So that’s — I think that’s a very healthy financing structure. Your second part of the question was focusing on.

JESSICA JEAN REIF COHEN: (inaudible) Like once you get to that level, how do you think about buybacks versus dividends?

GUNNAR WIEDENFELS: Yes. So once we get to that level, it’s a staggered process for us. We will put the highest priority on making the required investments in strategic projects. We will be rigorous in terms of the analysis. And we will be applying tough hurdle rates for any of those investments that we’re making, but we want to make sure that we don’t underinvest in the business. Anything beyond that will continue to be returned to shareholders and we will probably continue to use the flexible tool of share buybacks if and when we get back to that level. But for the next 2 years, we’re really 100% focused on delevering.

JESSICA JEAN REIF COHEN: One last Scripps question. I mean, this is a deal that has — the combination of Discovery and Scripps that’s been looked at a number of times over the past few years, yet it never seemed to make sense for both sides. So why now? Like what’s changed for you and for them?

GUNNAR WIEDENFELS: Well, number one, it always takes a number of factors for a deal like that to come together, of course. But I don’t think — or I think the deal has never made more sense than today. Many voices in the market who were looking at this says Discovery is doubling down on U.S. networks. That’s not how we look at it. I think we have a tremendous opportunity in international, we have our female skewing portfolio well distributed internationally. And again, I think we can significantly accelerate the exploitation and broaden the exploitation of Scripps content internationally. That’s a very, very good fit. Also on the digital side, both companies have made very significant steps forward. And again, I said earlier, we’re looking at 7 billion video views a month between their portfolio and our portfolio. I think that’s some critical mass. We’re already the #1 news provider on Facebook with our Group Nine investment, and there’s so much more we can do by bringing together those digital operations and leveraging off of the existing infrastructure and backbone.

EXCERPT 3

JESSICA JEAN REIF COHEN: And then one last question, when will you be co-terminus with Scripps? And does it matter to you?

GUNNAR WIEDENFELS: That’s probably going to take a while, but it’s really sort of distribution synergies or leverage really wasn’t one of key considerations for the deal. As I said, there’s a lot we can do internationally. There’s a lot on the digital side. There’s a lot on the advertising side. That’s what we’re focusing on.

JESSICA JEAN REIF COHEN: Let me ask one more question, then we’ll open it up to the audience. But Discovery has been a leader in cost management and operational efficiency. Scripps M&A aside, how are you thinking about cost savings efforts now and the future just at the core Discovery business? Is there any more low-hanging fruit? Or can you just talk about how you think about cost management?

GUNNAR WIEDENFELS: Well, look, I think the company has always been pretty well focused on cost management, and we will continue to do so. And I said earlier, for me, the combination with Scripps is a wonderful triggering event to really fundamentally think about how we want to run our business. We’re a $35 billion global company, so we should make use of that global footprint and really think about what needs to be where in terms of functions. I also think we can be more efficient on the content side. So there’s room in the Scripps project, and the merger is going to be a very good triggering event to capture those potentials.